17004614

aUB

SEC
Mail Processing
Section
FEB 23 2017
Washington DC
406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMI Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 University Blvd Suite 800
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Huckaby 303-398-7265
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Rd, Suite 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS
ST

OATH OR AFFIRMATION

I, Tim Huckaby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMI Capital Advisors, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT A LALLY JR.
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20124066324
MY COMMISSION EXPIRES 02/11/2021

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMI CAPITAL ADVISORS, INC.

Financial Statements

December 31, 2016

FMI CAPITAL ADVISORS, INC

Table of Contents

December 31, 2016

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of FMI Capital Advisors, Inc.

We have audited the accompanying statement of financial condition of FMI Capital Advisors, Inc. (the "Company"), a wholly owned subsidiary of FMI Corporation, as of December 31, 2016, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule 1, Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2, Statement Regarding SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 21, 2017

FMI CAPITAL ADVISORS, INC.
Statement of Financial Condition
December 31, 2016

Assets		
Assets:		
Cash and cash equivalents	$ 5,646,863	
Accounts receivable, less allowance for doubtful accounts of $39,458	119,917	
Total assets		$ 5,766,780
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts Payable	3,547	
Deferred revenue	759,277	
Due To Related Party	819,318	
Total liabilities		1,582,142
Commitments		
Stockholder's equity		
Common stock, 0.001 par value; 1,000 shares authorized, 275 shares issued and outstanding	1	
Additional paid-in capital	177,248	
Retained earnings	4,007,389	
Total stockholder's equity		4,184,638
Total liabilities and stockholder's equity		$ 5,766,780

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.

Statement of Operations
For the Year Ended December 31, 2016

Revenues		$ 9,711,330
Costs and expenses:		
Salaries, compensation and benefits	5,407,787	
General and administrative	2,018,080	
Sales and travel	1,224,669	
Total costs and expenses		8,650,536
Net income		$ 1,060,794

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2015	275	$ 1	$ 177,248	$ 2,946,595	$ 3,123,844
Net income	-	-	-	1,060,794	1,060,794
Balance, December 31, 2016	275	$ 1	$ 177,248	$ 4,007,389	$4,184,638

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities		
Net income		$ 1,060,794
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable	$ (11,976)	
Accrued compensation	(128,041)	
Accounts payable	(5,713)	
Deferred revenue	32,899	
Due to related party	1,032,857	
Total adjustments		920,026
Net cash provided by operating activities		1,980,820
Net increase in cash and cash equivalents		1,980,820
Cash and cash equivalents as of beginning of year		3,666,043
Cash and cash equivalents as of end of year		$ 5,646,863

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FMI Capital Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services to the construction industry. These services include: mergers and acquisitions, business valuations, due diligence, divestitures, management buyouts, recapitalizations, and capital placement services. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities or securities trading. The Company is a wholly owned subsidiary of FMI Corporation ("Parent"), a North Carolina Subchapter S Corporation which provides management consulting, training, and investment banking services to the engineering construction, infrastructure and the built environment.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The more significant of these policies used in preparing the Company's financial statements are described in this summary.

Revenue and deferred revenue

Investment Banking - The Company enters into contracts with customers to provide investment banking services. These contracts generally contain an upfront fee with a success fee that is contingent upon the closing of a transaction. The Company records the upfront fee as deferred revenue and amortizes the amount to revenue over the estimated contractual relationship period of 12 months. The contingent success fee is recognized as revenue upon the achievement of the contingent event, which is generally the successful closing of the transaction.

Billable Expenses - The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred and the revenue is earned. For the year ended December 31, 2016, included in revenue is $231,364 of billable expenses. The Company includes the costs incurred for these billable expenses as a component of sales and travel expense. For the year ended December 31, 2016, the cost incurred and included in sales and travel expense approximated the related revenues.

Accounts Receivable

The Company carries its accounts receivable net of an allowance for doubtful accounts. Accounts receivable balances are evaluated on a regular basis, and allowances are provided for potentially uncollectible customer accounts based on management estimates. Allowance

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

adjustments are charged to bad debt expense in the period in which the related facts causing adjustment become known. As of December 31, 2016, management recorded an allowance for doubtful accounts of $39,458. Generally, the Company requires no collateral from its customers and does not assess finance charges on delinquent accounts.

Advertising

The Company expenses all advertising costs as incurred. Advertising costs were $193,520 for the year ended December 31, 2016.

Income Taxes

The Company has elected under the Internal Revenue Code ("IRC") to be taxed as a qualified Subchapter S Subsidiary ("Qsub") of the Parent. Under the Qsub election, the Company is disregarded for United States tax purposes and therefore, all income or loss flows through to the Parent's S-corporation tax return. In lieu of corporate income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company recognizes the tax effect from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2017, the date the financial statements were available to be issued.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent, a management consulting and services firm serving the construction industry.

The Company and the Parent have entered into a Financing, Expense Sharing and Accounting Agreement ("Agreement"). In accordance with the terms of the Agreement, the Parent charges the Company a portion of the general and administrative expenses incurred by the Parent. These expenses include: (a) corporate management and administrative salaries, wages and benefits; (b) corporate director fees; (c) shared facilities costs; (d) corporate marketing, communications, and database maintenance; (e) information technology costs; (f) general liability and other insurance costs; (g) general company training, recruiting, relocation, and certain other travel and entertainment expenses; (h) company legal, accounting, and consulting fees; and (i) other miscellaneous corporate general and administrative expenses. The amount due to the Parent consists of the expenses named above. For the year ended December 31, 2016, included in general and administrative expenses was $1,470,035 of allocated costs charged to the Company under this Agreement.

Certain employees of the Company provide services to the Parent or other divisions within the Parent. In addition, certain employees of the Parent provide services to the Company. For the year ended December 31, 2016, the net amount of salary and benefits charged to the Parent by the Company was $162,360.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's business activity is exclusively with customers in the construction industry. This industry concentration of customers sets up a concentration of credit risk with respect to trade receivables. Customer account balances are evaluated on a regular basis, generally no collateral is required. Losses pertaining to those credit risks, in the aggregate have not exceeded management's expectations.

The Company maintains its cash in bank deposits which, at times, may exceed federally- insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

NOTE 4 - MAJOR CUSTOMERS

One customer accounted for approximately 50.6% of the total accounts receivable as of December 31, 2016. Two customers accounted for 44.1% of total revenue for the year ended December 31, 2016.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company's employees are eligible to participate in the 401(k)-retirement savings plan (the "Plan") of the Parent. After one year of employment with the Company, each participant is eligible to receive an employer contribution of 5% of compensation each year. Collectively, the Parent and Company also reserve the right to make an additional discretionary contribution to the participants of the Plan each year. For the year ended December 31, 2016, an additional discretionary 5% of compensation to each participant was contributed. The total employer contributions and plan expense paid by the Company for the year ended December 31, 2016 was $361,982.

NOTE 6 - COMMITMENTS

The leases for office space used by the Company are between the applicable landlord and the Parent. The Company is not a guarantor on any lease obligations or other obligations of the Parent. The Company is charged for usage of the office space through the Agreement with the Parent.

NOTE 7 - SUBORDINATED LIABILITIES

The Company had no existing subordinated liabilities during 2016 as described in Appendix D to the SEC Uniform Net Capital Rule (Rule 15c3-1). Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Rule requires that the Company have a minimum net capital of $105,476 at December 31, 2016, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital, as defined, of $4,183,646, which was $4,078,170 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 0.3782 to 1.

SUPPLEMENTAL INFORMATION

FMI CAPITAL ADVISORS, INC. **Schedule 1**

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable, deferred revenue and accrued liabilities	$1,582,142
Net Capital	
Total stockholder's equity from statement of financial condition	$4,184,638
Less:	
Non-allowable assets (deposit at FINRA)	992
Net capital	$4,183,646
Computation of Basic Net Capital Requirement	
Minimum net capital required (the greater of $5,000 or $6^{2/3}$ % of Aggregate indebtedness)	$ 105,476
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 105,476
Excess net capital	$ 4,078,170
Percentage of aggregate indebtedness to net capital	37.82 %

Note: The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5 Part II-A, dated December 31, 2016.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the year ended December 31, 2016.

FMI

FMI Capital Advisors, Inc. Exemption Report

FMI Capital Advisors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) during the period January 1, 2016 to December 31, 2016.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

FMI Capital Advisors, Inc.

I, Tim Huckaby, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Tim Huckaby
Tim Huckaby
President and Sr. Managing Director

February 20, 2017

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of FMI Capital Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FMI Capital Advisors, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 21, 2017

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of FMI Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by FMI Capital Advisors, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 21, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2865**********************MIXED AADC 220
66206 FINRA DEC
FMI CAPITAL ADVISORS INC
210 UNIVERSITY BLVD STE 800
DENVER CO 80206-4658

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Curt M. Young 303-398-7273

2. A. General Assessment (item 2e from page 2) $ 24,278

B. Less payment made with SIPC-6 filed (exclude interest) (17,606)
July 19, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) $6,672

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,672

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 6,672

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FMI Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 23 day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,711,329
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 9,711,329
2e. General Assessment @ .0025	$ 24,278
	(to page 1, line 2.A.)